

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Kyle S. Ramachandran
President & Chief Financial Officer
Solaris Oilfield Infrastructure, Inc.
9811 Katy Freeway, Suite 700
Houston, Texas 77024

> **Re: Solaris Oilfield Infrastructure, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 15, 2021**
> **File No. 333-260289**

Dear Mr. Ramachandran:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Jessica Lewis